UNITED STATES
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ASSOCIATED ESTATES REALTY CORPORATION
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Associated Estates
Great Living – It's What We Do®

NEWS RELEASE

For Immediate Release

Release Date: March 13, 2015

Associated Estates Files Preliminary Proxy Materials and Mails Letter to Shareholders

Sets 2015 Annual Meeting of Shareholders for May 22, 2015

CLEVELAND, March 13, 2015 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today announced that it has filed preliminary proxy materials with the U.S. Securities and Exchange Commission ("SEC") in connection with the Company's 2015 Annual Meeting of Shareholders, which has been scheduled for May 22, 2015. The Company also established April 6, 2015 as the record date for shareholders entitled to vote at the 2015 Annual Meeting.

Jeffrey I. Friedman, Chairman, President and Chief Executive Officer, commented, "The Associated Estates Board and management team remain laser focused on winning for our shareholders by continuing to deliver sector-leading returns, as we have over the last 10 years. We are confident that the addition of Douglas Crocker II, Jon A. Fosheim and John S. Gates, Jr. to the Associated Estates slate, together with the objective and independent review of our business and strategic plan, positions the Company to continue building on this 10-year track-record of success, execution and shareholder value creation."

As recently announced, Associated Estates' slate of director nominees for election at the Annual Meeting includes:

- Three new independent director candidates – Douglas Crocker II, Jon A. Fosheim and John S. Gates, Jr. – each of whom is a highly accomplished REIT executive with significant real estate, finance and strategic planning experience.
- Five highly-qualified continuing directors – Jeffrey I. Friedman, Michael E. Gibbons, James J. Sanfilippo, James A. Schoff and Richard T. Schwarz – all of whom are independent with the exception of the Chairman and CEO, and who bring a diversity of experience to support the Company's continued growth and success, including years of experience in management, REITs, finance, operations and other related areas.

With shareholder approval to expand the Board from seven to eight directors and the election of Mr. Gates, the Board will comprise eight highly-qualified and experienced directors, seven of whom are independent and four of whom have joined the Board since 2012.

In conjunction with the filing of the preliminary proxy, the Company is mailing a letter to shareholders detailing the significant progress achieved under the leadership of the Associated Estates Board and management team. Recent accomplishments include industry leading shareholder returns, dividend increases, asset sales, successful development projects, changes to Board composition and governance enhancements. The full text of the letter to shareholders is below:

March 13, 2015

Dear Fellow Associated Estates Shareholder:

Associated Estates is a leader in the multifamily REIT sector, and the Company has the right strategy, operating priorities and team in place to continue driving superior value for shareholders. Your Board of Directors and management team have a proven track-record of value creation, and we are confident that the growth potential inherent in Associated Estates is significant and achievable.

Under this Board and management team, the Company has taken decisive action resulting in a decade of dynamic growth and exceptional shareholder returns. We are making important progress on our strategic plan, and with the addition of three independent and highly-qualified directors to our Board, we believe Associated Estates will be even better positioned for sustained and profitable long-term growth.

As you may know, Jonathan Litt of Land and Buildings has announced that he intends to replace three Associated Estates Board members with his own hand-picked nominees at the Company's 2015 Annual Meeting. Land and Buildings is a hedge fund that, together with its affiliates, owns approximately 2.2%[1] of the common stock of Associated Estates. Importantly, Mr. Litt has not put forward any plan for Associated Estates that the Company has not already considered, and the platform of his activism campaign against the Company is undefined and constantly changing.

Despite the Company's recent efforts to reach a settlement – as well as the addition of three new, highly-qualified independent nominees to our director slate – Land and Buildings has been unwilling to work collaboratively with Associated Estates. Mr. Litt has not only rejected each of the Company's settlement proposals, he has failed to present any realistic counter proposal, or even offer one concrete suggestion that has not already been implemented by Associated Estates.

We are confident that the Company's excellent asset base, promising development pipeline and strong portfolio positions Associated Estates for continued growth and success. Now that we are in the final stages of a complete portfolio transformation, and on the cusp of realizing significant value, we think it is important to review with shareholders the Company's priorities and the decisive actions taken by the Board and management team to deliver results and value for shareholders.


**THE BOARD AND MANAGEMENT TEAM HAVE DELIVERED
INDUSTRY LEADING TOTAL SHAREHOLDER RETURNS**


Over the past 10 years while under the oversight of the Board and management team, Associated Estates has delivered best-in-sector returns, including approximately 292% total returns to shareholders compared to an approximately 202% average for the multifamily sector and approximately 155% for the RMS REIT index over the same time period.



Source: SNL Financial
(1) Land and Buildings' first letter to AEC was published on 6/3/14

_____
[1] Land and Buildings Form 13F as filed with the Securities and Exchange Commission on February 17, 2015.

The Company's outstanding record of value creation reflects the strong financial and operational performance that your Board and management team have delivered, including:

- Driving solid NOI growth since the 2008 financial crisis, significantly outperforming our multifamily REIT peers; and
- Maintaining a prudent capital allocation policy that allowed the Company to successfully navigate multiple cycles in the apartment business and consistently sell at the top and buy at the bottom.

WE HAVE TAKEN – AND WILL CONTINUE TO TAKE – DECISIVE ACTION TO OPTIMIZE THE PORTFOLIO

Unlike Land and Buildings, we have a clear vision for our portfolio, and since 2005, the Associated Estates management team has cultivated a diversified portfolio of high-quality properties in growing submarkets. Today, our portfolio is well-aligned with current market conditions and apartment industry trends. Key highlights include:

- Properties with an average age of 15 years, the second youngest in the multifamily sector as a result of 48 asset dispositions since 2005 (average age of 22 years);
- The addition of 23 properties in attractive growth markets since 2005 (average age of six years); and
- The diversification of our footprint, including steady market share gains in attractive submarkets across the Mid-Atlantic, Southeast and Southwest where there is a high barrier-to-entry.

The Board and management team of Associated Estates welcome input from all shareholders that may further enhance the value of the Company. As part of this commitment to value creation, the Board has commenced a thorough review of the Company's business plan. The Finance and Planning Committee, comprised entirely of independent directors and further strengthened with the recent additions of Doug Crocker and Jon Fosheim, is working with its financial advisor, Citi, to review the Company's assets, operations and business. Based on the outcome of the business review, Associated Estates intends to take action to further strengthen the business and enhance shareholder returns. All options are under consideration, and the Board is committed to taking the appropriate steps to continue driving value creation for all Associated Estates shareholders.

We are confident that the steps we have taken – and continue to take – make the Company's portfolio one of the best in the industry and position Associated Estates to compete and drive value for shareholders over the long-term.

THE ASSOCIATED ESTATES BOARD LISTENS TO SHAREHOLDERS AND HAS ACTED TO ENHANCE OUR BOARD, OPERATIONS AND GOVERNANCE

Your Board and management team have taken actions to strengthen the Company and create long-term shareholder value:

The Board of Directors listened to shareholders and recognized the value of bringing fresh perspectives to the Board and took meaningful action. Over the past three months, we have taken action to add three industry veterans to the Board – Messrs. Crocker, Fosheim and Gates. These actions demonstrate Associated Estates' commitment to Board refreshment and to having highly-qualified, independent voices in the boardroom.

The Associated Estates Board has approved a number of actions to further enhance the Company's governance standards. These actions include: terminating the Company's shareholder rights plan; seeking shareholder approval at the 2015 Annual Meeting to eliminate the Company's current 4.0% share ownership limit and incorporate a 9.8% share ownership limit; and eliminating the Executive Committee of the Board, which the Company has used in the past to declare dividends in between regular meetings of the Board.

ASSOCIATED ESTATES HAS BEEN – AND REMAINS –
OPEN TO A SETTLEMENT WITH LAND AND BUILDINGS

Associated Estates has held numerous discussions and in-person meetings with Land and Buildings in order to reach a mutually agreeable resolution. Unfortunately, Land and Buildings and its nominees have rejected each of the Company's proposed settlements and have indicated that they are not interested in working collaboratively with Associated Estates:

- **December 10, 2014:** Mr. Litt rejected the Company's proposal to add two of Land and Buildings' proposed director nominees to the Company's Board, replacing two of the Company's incumbent directors. Mr. Litt also refuses to make the Land and Buildings director nominees available to meet with the Company's Nominating and Corporate Governance Committee.
- **December 29, 2014:** In connection with Mr. Crocker's appointment to the Board, Associated Estates reiterated its willingness to enter into a settlement agreement with Land and Buildings, under which two of the Land and Buildings nominees would immediately join the Associated Estates Board to participate in the business review. In a press release he issued later that day, Mr. Litt did not even acknowledge this good-faith settlement proposal.
- **February 11, 2015:** Mr. Litt rejected a settlement proposal under which Associated Estates would have expanded its Board of Directors to nine members, in order to include two of the Land and Buildings nominees.
- **March 3, 2015:** Mr. Litt rejected several settlement alternatives that would have allowed one or more of Land and Buildings' proposed nominees to join the Associated Estates Board.

Despite Land and Buildings' repeated rejection of Associated Estates' settlement offers, the Board will continue to attempt to engage constructively with Land and Buildings in the hope of reaching a mutually acceptable agreement that benefits all Associated Estates shareholders. A complete timeline of the discussions between Associated Estates and Land and Buildings can be found in the Company's preliminary proxy materials.

THE ASSOCIATED ESTATES BOARD HAS THE EXPERIENCE
AND EXPERTISE NEEDED TO MOVE THE COMPANY FORWARD

Associated Estates firmly believes that the election of the Company's slate of directors is in the best interests of all shareholders. Your Board has a record of superior long-term performance and value creation, is making progress on its plan and is on the right track to continue delivering the industry leading returns that have set Associated Estates apart from our peers.

On behalf of the Associated Estates Board, thank you for your continued support.

Sincerely,

/s/ Jeffrey I. Friedman
Jeffrey I. Friedman
Chairman, President and Chief Executive Officer

Associated Estates has filed the letter and preliminary proxy materials with the Securities and Exchange Commission ("SEC"). Both are also available on the Company's website at www.associatedestates.com.

If you have questions or need assistance voting your shares please contact:



105 Madison Avenue
New York, New York 10016
AEC@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

About Associated Estates

Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 57 apartment communities containing 15,206 units located in 10 states, which include two committed acquisitions with 681 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at www.associatedestates.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving the Company; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence the Company to take particular actions favored by the activist or gain representation on the Company's Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

Important Additional Information

Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 18, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

# # #

For more information, please contact:

Company Contact	Investor Contact	Media Contact
Jeremy Goldberg	Dan Burch and Bob Marese	Andrew Siegel and Meaghan Repko
(216) 797-8715	MacKenzie Partners	Joele Frank, Wilkinson Brimmer Katcher
	(212) 929-5500	(212) 355-4449